NEPHROS, INC.
41 GRAND AVENUE
RIVER EDGE, NEW JERSEY 07661

VIA EDGAR                                                                                                           October 1, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-6010
Attention:  Celia Soehner

Re:	Nephros, Inc. Registration Statement on Form S-1 (Reg. No. 333-167022)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, Nephros, Inc. respectfully requests that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof, of the Registration Statement referenced above.   Nephros is making the request because of unfavorable market conditions.

The Registration Statement was filed on May 21, 2010, but has not been declared effective.  Nephros did not sell any securities pursuant to the Registration Statement.

Please be advised that Nephros may undertake a subsequent private offering in reliance on Rule 155(c).

It is Nephros’ understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within 15 days after such date, Nephros receives notice from the Commission that this application will not be granted.

Nephros also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Nephros’ account for future use.

Please direct all inquiries to our counsel, Alexander M. Donaldson, at (919) 781-4000.

Respectfully,

NEPHROS, INC.

/s/ Gerald J. Kochanski
Gerald J. Kochanski
Chief Financial Officer